 SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Markels, Jr., Michael (Last) (First) (Middle) 6850 Versar Center (Street) Springfield, VA 22151 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Versar, Inc. VSR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 2002 5. If Amendment, Date of Original (Month/Year) 12/13/2002
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock		A |	419,149.00 | A |		D
Common Stock	10/21/2002	S |	1,000.00 | D | $2,000.00		D
Common Stock	11/06/2002	S |	2,000.00 | D | $4,000.00		D
Common Stock	11/11/2002	S |	1,000.00 | D | $2,100.00		D
Common Stock	11/18/2002	S |	1,000.00 | D | $2,050.00		D
Common Stock	11/25/2002	S |	1,000.00 | D | $2,030.00		D
Common Stock	12/02/2002	S |	1,000.00 | D | $2,060.00		D
Common Stock	12/12/2002	S |	1,000.00 | D | $2,000.00		D
Common Stock	12/13/2002	A |	4,787.00 | A | $1.88		D
Common Stock	12/16/2002	S |	1,000.00 | D | $2,100.00	414,936.00	D
Common Stock	(1)	J |	419,400.00 | A |	419,400.00	I	By Immediate Family
Common Stock	(2)	J |	3,782.00 | A |	3,782.00	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Markels, Jr., Michael - December 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Options	$3.31	11/21/1994	A (2) |	(A) 500.00	11/21/1994 | 11/20/2004	Common Stock - 500.00	$3.31	500.00	D
Stock Options	$3.56	11/20/1995	A (3) |	(A) 500.00	11/20/1995 | 11/19/2005	Common Stock - 500.00	$3.56	500.00	D
Stock Options	$3.65	01/04/2002	A (4) |	(A) 2,466.00	11/28/2001 | 11/27/2011	Common Stock - 2,466.00	$3.65	2,466.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Michael Markels, Jr. ________________________________ 12-17-2002 ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)

Markels, Jr., Michael - December 2002
Form 4 (continued)
FOOTNOTE Descriptions for Versar, Inc. VSR

Form 4 - December 2002

Michael Markels, Jr.
6850 Versar Center

Springfield, VA 22151
Explanation of responses:

(1)   Reflects 419,400 shares of stock held by adult children of Dr. Markels. On May 24, 2002, James Markels sold 2,500 shares of common stock on the open market. A Form 4 was filed.
(2)   Reflects 3,782 shares of stock held in spouse's name.
(3)   Options granted under the Versar, Inc., 1992 Stock Option Plan and excersisable in 20% annual increments plus any unused portions for a previous year.
(4)   On January 4, 2002, the non-employee members of the Board of Directors were granted stock options from the 1996 Stock Option Plan in lieu of the usual yearly fee. The options are non-qualified options which, starting November 28, 2001, vest 1/12th per month over a one year period.

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